United States

Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: DNB Financial Corporation

NAME OF PERSONS RELYING ON EXEMPTION: CT Opportunity Management LLC, CT Opportunity Partners I LP, J. Abbott R. Cooper, Driver Management LLC, John B. Thompson II

ADDRESS OF PERSON RELYING ON EXEMPTION: 215 East 72nd Street, New York, NY 10021

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934

ATTENTION DNBF SHAREHOLDERS

DO YOU HAVE ALL THE FACTS?

DNBF HAS FAILED TO RESPOND TO DEMANDS THAT THEY MAXIMIZE VALUE FOR ALL SHAREHOLDERS

WHAT—IF ANY—ACTIONS IS DNBF TAKING TO BENEFIT SHAREHOLDERS?

YOU DESERVE TO KNOW IN ORDER TO MAKE AN INFORMED DECISION

CT Opportunity Partners I LP and Driver Management Company LLC (the “Reporting Persons”) are the beneficial owners of approximately 6.5% of the outstanding shares of common stock of DNF Financial Corporation (“DNBF”). The Reporting Persons have repeatedly called on the DNBF board of directors to stop putting the interests of DNBF’s management and their fellow directors ahead of shareholders and to take immediate steps to maximize shareholder value. DNBF has refused to engage with the Reporting Persons in a productive manner, creating significant uncertainty regarding its intents and plans.

DNBF shareholders deserve to have all the facts before making a decision on how to cast their votes at DNBF’s annual meeting on April 24, 2019. DNBF should immediately disclose whether it intends to take any meaningful steps to maximize shareholder value.

DON’T LET DNBF KEEP YOU IN THE DARK ANY LONGER

The Reporting Persons intend to vote WITHHOLD in order to send a message to the DNBF board that it is time to start putting shareholders—not management and fellow directors—first.

SEND A MESSAGE – VOTE WITHOLD

Moreover, the Reporting Persons intend to continue to hold the DNBF board accountable for a culture of disdain for shareholders and to ask:

•	WHY won’t DNBF take immediate steps to maximize shareholder value;

•	WHY did DNBF make a “change of control” payment to a former employee in the absence of a change of control;

•	WHY won’t DNBF remedy problematic executive compensation practices and shoddy corporate governance; and

•	WHY won’t DNBF start putting shareholders’ interests first?

IT’S TIME TO HOLD DNBF AND ITS BOARD ACCOUNTABLE!

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IMPORTANT NOTICE: This communication is NOT a solicitation of proxies and the Reporting Persons are not seeking authority to vote any proxy in connection with DNBF’s 2019 annual meeting of shareholders. The Reporting Persons are not asking for your proxy card and will not accept proxy cards if sent.

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April 23, 2019

Contact:

Abbott Cooper

917-744-7758

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